Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three months ended September 30, 2021 and 2020

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive Loss	6
Key Quarterly Financial and Operating Results	7
Key Developments During and Subsequent to the Three Months Ended September 30, 2021	7
Financial Review	9
Liquidity and Capital Resources	15
Related Party Transactions	18
Critical Accounting Estimates	18
Change in Accounting Policies	19
Recent Accounting Pronouncements	20
Financial Instruments	20
Financial Instruments Risk	22
Summary of Outstanding Share Data	22
Historical Quarterly Results	23
Risk Factors	24
Internal Controls Over Financial Reporting	25
Cautionary Statement Regarding Forward-Looking Statements	25
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	26

2	| AURORA CANNABIS INC.	Q1 2022 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended September 30, 2021

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2021, and the condensed consolidated interim financial statements as at and for the three months ended September 30, 2021 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of November 9, 2021 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures related to the first quarter ended September 30, 2021 (“Q1 2022”), the first quarter ended September 30, 2020 (“Q1 2021”) and to the fourth quarter ended June 30, 2021 (“Q4 2021”). Management believes that these comparatives provide relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

In Q4 2021, the Company identified a non-material prior period error for the valuation of biological assets and inventory. Additionally, the Company revised certain key inputs used in determining fair value less costs to sell (“FVLCS”), including the incorporation of an effective yield factor based on the potency of cannabis produced. Management has applied the change retrospectively. Refer to the Financial Statements Note 2(d).

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the condensed consolidated interim financial statements, and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada and Germany. Aurora has established a leading market position in both countries;

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products in the U.S. market.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

3	| AURORA CANNABIS INC.	Q1 2022 MD&A

Medical leadership

Our established leadership in the profitable Canadian and International medical markets positions us well for new regulated medical market openings such as Israel, as well as potential US federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of approximately 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in International medical cannabis flower provides us with a high growth, highly profitable business that consistently delivers cash gross margins exceeding 60% (64% in Q1 2022). Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win new businesses as new medical - and recreational - markets open. For example, Aurora is one of the very few successful exporters of medical cannabis to Israel with what we believe is the single largest legal international cannabis shipment ever of 2,000 kilograms in July 2021. Additionally, in early November 2021, we announced an investment in Growery B.V. (“Growery”), one of 10 successful applicants for a cannabis production license in the Netherlands, the first federally regulated recreational market in Europe.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment provides Aurora with a strong position to win in premium consumer categories driven by what we believe to be our industry leading genetics and breeding program. The breeding program, located at Aurora Coast, the state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline, and has screened over 7,000 unique cultivars in 2021. In August and September 2021, Aurora launched the first three new proprietary cannabis cultivars - Stonefruit Sunset, Driftwood Diesel, and Lemon Rocket, all of which have the distinctive terpene profiles and high THC potency (in the mid 20% range) that are highly desired by cannabis consumers. The genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in what we believe to be a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

Globe and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing and product quality are essential skills that create a repeatable, credible and portable process to new market development. These strengths drive our leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program. In addition, Aurora has agreed to work with Growery in The Netherlands as that country opens the first federally regulated recreational market in Europe.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable industry. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and with a continuing strong position to win in lucrative components of the cannabis value chain.

Leadership in a rapidly maturing industry

Aurora believes that profitable growth, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical business, with country diversification, growth, and strong gross margins provide the foundation for profitability. To complete the progression to profitability, Aurora is continuing to right size SG&A costs, centralize and optimize production facilities, and shift the Company’s portfolio in the Canadian consumer business to the higher quality, higher margin segments of the market.

Aurora has one of the strongest balance sheets in the Canadian industry with approximately $390 million of cash on hand as of November 5, 2021 with no term debt, and access to a US$1.0 billion shelf prospectus, including the full amount of US$300 million ATM available to be used for strategic purposes. Cash flow continues to improve with $18.1 million used in operations and working capital in Q1 2022, and minimal levels of capital expenditures.

Key Q1 Results

Revenue and Gross Margin Update

Aurora’s leading medical businesses in Canada and Europe continued to perform exceptionally well in Q1 2022 while the Canadian consumer business continues to recover from the Coronavirus (“COVID-19”) lockdowns and showed initial signs of the Company’s shift to premium margin focus.

Total cannabis net revenue, net of provisions, grew 10% to $60.1 million in Q1 2022, compared to $54.8 million in Q4 2021.

Total Q1 2022 medical cannabis net revenues of $41.0 million continue to deliver a normalized adjusted gross margin on medical cannabis net revenue in the 60% range, with 64% in Q1 2022 (Q4 2021 - 67%, Q1 2021 - 56%) This strong margin profile continues to hold steady and is an important gross profit driver that distinguishes Aurora from its major competitors.

4	| AURORA CANNABIS INC.	Q1 2022 MD&A

In Q1 2022, Aurora’s International medical cannabis net revenue of $15.9 million (Q1 2021 - $6.5 million) showed 146% growth versus the prior year comparative quarter and 84% sequentially. The sequential revenue increase was primarily a result of the $7.9 million of sales generated from our Israel supply agreement.

The Canadian medical cannabis net revenue of $25.1 million has remained a consistent performance in the face of the continued consumer retail industry roll-out.

In Q1 2022, consumer cannabis net revenue was $19.1 million (Q4 2021 - $19.5 million, Q1 2021 - $34.3 million) with an Adjusted gross margin of 32% (Q4 2021 - 30%, Q1 2021 - 41%). Sequentially, consumer cannabis net revenue remained steady with a slight decrease of 44 kilograms sold, but with the beginnings of the company’s shift to premium margins coming into focus with San Rafael ’71 and Whistler dried cannabis increasing 29% sequentially and representing approximately 40% of consumer dried net sales in Q1 2022 (Q4 2021 - 31%).

Gross margin before fair value adjustments on cannabis net revenue was 44% in Q1 2022 as compared to 33% in Q1 2021 and includes the impact of a $4.8 million inventory impairment recovery (Q1 2021 - $2.4 million impairment loss). Included in Q1 2022 cannabis gross margin before fair value adjustments are also (i) $9.3 million (Q1 2021 - $8.5 million) depreciation charges in cost of sales; and (ii) $1.3 million (Q1 2021 - nominal) out-of-period gross profit adjustments mainly related to prior year bonus accruals.

Excluding inventory impairment reversal and the adjustments noted above, Adjusted gross margin before fair value adjustments (“Adjusted gross margin”) on cannabis net revenue for Q1 2022 was 54% compared to 53% in Q4 2021 and 48% in Q1 2021.

Aurora’s Q1 2022 average net selling price per gram of dried cannabis, excluding the effect of bulk wholesale of excess mid-potency cannabis flower, rose 21% to $4.67 from $3.86 in Q1 2021 reflecting the increasing prominence of our medical cannabis business.

SG&A Update

SG&A and research and development (“R&D”) expense was $49.4 million in Q1 2022 (Q4 2021 - $49.9 million, Q1 2021 - $46.7 million) which includes $5.4 million of restructuring, severance and prior year bonus accruals (Q4 2021 - $4.1 million, Q1 2021 - $4.1 million).

Excluding the restructuring, severance and prior year bonus accruals, SG&A and R&D continued to be well controlled at $44.0 million during Q1 2022 (Q4 2021 - $45.8 million, Q1 2021 - $42.6 million).

Capital Expenditures Update

Aurora reported approximately $6.0 million in capital expenditures for Q1 2022 ($4.1 million in cash outlays) which includes additions to intangible assets and $7.2 million (Q4 2021 - $13.9 million) cash from the disposal of property, plant and equipment.

No government grants related to capital expenditures were received in Q1 2022. In Q4 2021, the Company received a $3.6 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. Management expects the project to qualify for an additional $5.8 million government grant related to the co-generation project during this fiscal year.

Adjusted EBITDA

Adjusted EBITDA is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section of this MD&A for the reconciliation.

Aurora reported Adjusted EBITDA loss of $12.1 million in Q1 2022 (Q4 2021 - $19.7 million, Q1 2021 - $58.1 million) which includes $0.6 million (Q4 2021 - $4.2 million, Q1 2021 - $47.4 million) of legal contract termination fees, restructuring charges and severance associated with the business transformation plan, and revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces.

Excluding the adjustments noted above, Adjusted EBITDA loss would have been $11.5 million (Q4 2021 - $15.5 million, Q1 2021 - $10.7 million).

The $4.0 million decrease in loss as compared to Q4 2021 was primarily driven by the 10% increase revenues while adjusted gross margins remained steady.

Liquidity Update

As of November 5, 2021, the Company had approximately $390 million of cash on hand with no term debt. The Company believes its cash on hand is sufficient to fund operations until the company is cash flow positive. Additionally, the Company has access to a US$1.0 billion shelf prospectus, including the full amount of a US$300 million at-the-market (ATM) facility available with the intention to be used for strategic purposes.

Aurora continues to materially improve cash use. At June 30, 2021, the Company reported $440.9 million of cash and cash equivalents, including $19.4 million of restricted cash.

During Q1 2022, the Company raised cash primarily through the following:

•	Net proceeds of $7.2 million from the sale of property, plant and equipment.
5	| AURORA CANNABIS INC.	Q1 2022 MD&A

During Q1 2022, the Company utilized cash in the following categories:

•	Operations used cash of $18.1 million, including working capital and $0.6 million restructuring and severance payments;
•	Capital assets used approximately $4.1 million and includes invoices paid related to work done in Q4 2021; and
•	Lease obligation payments of $1.6 million.

Accordingly, as at September 30, 2021, the Company had $424.3 million of cash, comprised of $372.8 million of cash and cash equivalents and $51.5 million in restricted cash, and $532.6 million of net working capital.

COVID-19 Update

The COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments imposed retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. As at the date of this report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future and as such, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the Annual MD&A for the year ended June 30, 2021 for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive Loss

	Three months ended
($ thousands)	September 30, 2021	June 30, 2021	September 30, 2020 (1)(2)
Net revenue (3)	$60,108	$54,825	$67,593
Gross profit before FV adjustments	$26,745	$17,210	$22,145
Gross profit	$25,448	$12,645	$35,020
Operating expenses	$64,823	$70,839	$68,584
Loss from operations	($39,375)	($58,194)	($33,564)
Other income (expense)	$27,283	($85,745)	($64,486)
Net loss from continuing operations	($11,884)	($133,969)	($98,661)
Net loss from discontinuing operations, net of taxes	-	($1,179)	($2,731)
Net loss	($11,884)	($135,148)	($101,392)
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco Food and Fiber Inc. (“Hempco”) and Aurora Hemp Europe (“AHE”) during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the audited consolidated financial statements for the year ended June 30, 2021 for more information about the divestitures.
(3)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products.
6	| AURORA CANNABIS INC.	Q1 2022 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q1 2022	Q1 2021 (1)(2)	$ Change	% Change	Q4 2021	$ Change	% Change
Financial Results
Total net revenue (3)	$60,108	$67,593	($7,485)	(11)%	$54,825	$5,283	10%
Medical cannabis net revenue (3)(4a)	$40,984	$33,255	$7,729	23%	$35,022	$5,962	17%
Consumer cannabis net revenue (3)(4a)	$19,124	$34,338	($15,214)	(44)%	$19,514	($390)	(2)%
Adjusted gross margin before FV adjustments on cannabis net revenue (4b)	54%	48%	N/A	6%	53%	N/A	1%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4b)	64%	56%	N/A	8%	67%	N/A	(3)%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (4b)	32%	41%	N/A	(9)%	30%	N/A	2%
SG&A expense	$45,760	$44,088	$1,672	4%	$46,902	($1,142)	(2)%
R&D expense	$3,671	$2,583	$1,088	42%	$3,034	$637	21%
Adjusted EBITDA (4c)	($12,104)	($58,124)	$46,020	79%	($19,719)	$7,615	39%

Balance Sheet
Working capital	$532,612	$206,335	$326,277	158%	$549,517	($16,905)	(3)%
Cannabis inventory and biological assets (5)	$139,103	$171,086	($31,983)	(19)%	$120,297	$18,806	16%
Total assets	$2,560,316	$2,762,181	($201,865)	(7)%	$2,604,731	($44,415)	(2)%

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (4)	$4.67	$3.86	$0.81	21%	$5.11	($0.44)	(9)%
Kilograms sold (6)	12,484	16,139	(3,655)	(23)%	11,346	1,138	10%
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for additional information.
(3)	Includes the impact of actual and expected product returns and price adjustments (Q1 2022 - $0.7 million; Q4 2021 - $0.7 million; Q1 2020 - $0.8 million).
(4)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)	The kilograms sold is offset by the grams returned during the period.

Key Developments During and Subsequent to the Three Months Ended September 30, 2021

Operational Updates

Planned Cost Efficiencies

On September 21, 2021, the Company announced the closure of its Polaris manufacturing facility. Medical distribution previously at Polaris will be transferred to Aurora Sky, while manufacturing will be centralized at the Aurora River facility. Operations at our existing R&D facilities will also be consolidated.

Sale and Assignment of Facilities

During the three months ended September 30, 2021, the Company closed the sale of a production facility for $6.5 million in gross proceeds and assigned the lease of another production facility to a third party. The closures of these facilities were announced in June 2020 in connection with our business transformation plan, intended to better align production levels with demand and the current realities of the cannabis market in Canada.

Delivery of Cannabis Shipment to Israel

On July 15, 2021, the Company delivered a cannabis shipment to Israel valued at approximately $8 million. The sale is a significant step in advancing the Company’s international medical business, a key strategic priority for Aurora as a global cannabis company. The Company has a strategic supply agreement with Cantek Global Ltd. and intends to supply a minimum of 4,000 kilograms of bulk dried flower annually to Israel. The Company is actively working with Cantek to ensure it maintains continued compliance with the stringent and evolving regulatory framework in Israel, so as to ensure the on-going provision of high quality, premium products to Israeli patients.

Delivery of Cannabis Shipment to the French Medical Cannabis Pilot Program

On August 25, 2021, the Company announced its wholly-owned subsidiary Aurora Germany GmbH, and Ethypharm, had successfully delivered its initial shipment of cannabis to the French medical cannabis pilot program. Aurora and Ethypharm were selected by the National Agency for the Safety of Medicines and Health Products to supply the entire medical cannabis dried flower range (three lots of the tender) to French patients during the pilot program.

7	| AURORA CANNABIS INC.	Q1 2022 MD&A

Aurora and Ethypharm had signed an agreement to serve the French pilot program in October 2020, leveraging both parties' expertise. Under the terms of the exclusive agreement, Aurora supplies medical cannabis sourced from its Denmark greenhouse production facility, Aurora Nordic, as well as EU GMP manufacturing and logistics support. Ethypharm’s French subsidiary, Laboratoires Ethypharm, is responsible for pharmaceutical distribution in France.

Launch of First Medical CBD Product and Sale of Uruguay Consumer Production Facility

The Company launched Bidiol, the first medial cannabis oil in Uruguay that is wholly produced domestically. The CBD oil is available in 3% and 10% concentrations and comes in 10ml and 30ml bottles, available in pharmacies across the country. CBD oil is authorized by the Ministry of Public Health of Uruguay for the treatment of refractory epilepsy in children and adolescents. Aurora is continuing to develop its CBD oil product line in Uruguay, with plans to expand its portfolio in the coming months.

Additionally, after extensive negotiations with the responsible regulatory agency, IRCAA, the Company has decided not to renew its license for the provision of cannabis to the consumer-use market and exited this unprofitable segment, in order to focus on the higher margin medical segment and the launch of its CBD oil products in the Uruguayan and adjacent markets. In October 2021, the Company executed an agreement to sell its consumer use production facility in Uruguay and related inventory for gross proceeds of US$1.0 million.

Segregated Cell Insurance

During the three months ended September 30, 2021, the Company entered into a participation agreement with a registered Segregated Accounts Company for the purposes of holding certain of the Company’s insurance risk transfer strategies and has funded US$25.0 million for risks to date.

Manufacturing Agreement with The Valens Company

On October 28, 2021, the Company announced a manufacturing agreement with The Valens Company (“Valens”) to manufacture a new seasonal offering in the mint category. Launching under Drift Turbo, the Company's mainstream adult-use recreational brand, the new Canna Cane Mints are a two-piece hard peppermint candy containing 10mg THC (5mg THC per piece). This is the first product offering under the manufacturing arrangement, which is expected to expand in the coming months. The cannabis edibles will be manufactured using SōRSE™ by Valens emulsion technology, a patented, in-house emulsion technology that transforms cannabis oils into water-soluble forms to infuse foods, liquids and topicals without the taste or smell of cannabis.

Acquisition of Equity Stake in Growery B.V. (“Growery”)

On November 8, 2021, the Company announced that Aurora Nederland B.V., a wholly owned indirect subsidiary of the Company, has entered into an agreement to invest in a significant equity stake in Netherlands-based Growery, one of the few license holders entitled to participate in the Controlled Cannabis Supply Chain Experiment (the “CCSC”). The agreement is subject to the regulatory notification procedure.

Aurora’s investment in Growery is structured such that the Company intends to invest an immaterial cash amount of which a portion is due and payable upfront, and the remainder dependent on Growery achieving certain milestones. Under the terms, Aurora will provide a secured loan to Growery to construct a facility, fund early operations and provide technical and operational support through its Netherlands-based research facility for medical cannabis, established in 2018. Aurora expects to fully consolidate the revenues realized through the investment into Growery under the applicable IFRS.

The CCSC is scheduled to be in effect for a minimum of four years, during which the Dutch government will evaluate if the rules of the CCSC should be expanded nationally. Anticipated demand during the CCSC is approximately 30,000 kilograms of dried flower annually. Should the CCSC be expanded nationally (from approximately 80 coffee shops in 10 selected municipalities to the nearly 600 coffee shops that exist today), it is estimated that the Netherlands would require approximately 200,000 kilograms of dried flower annually to fulfill demand.

Corporate Updates

Appointment of New Independent Director

On July 26, 2021, Theresa Firestone was appointed to the Company’s Board of Directors.

8	| AURORA CANNABIS INC.	Q1 2022 MD&A

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three months ended September 30, 2021 and the comparative periods.

($ thousands)	Three months ended
	September 30, 2021	June 30, 2021	September 30, 2020 (2)
Medical cannabis net revenue
Canada dried cannabis	13,184	13,531	15,378
Canada cannabis derivatives (1)	11,909	12,869	11,419
Canadian medical cannabis net revenue	25,093	26,400	26,797
International dried cannabis	15,425	8,296	6,374
International cannabis derivatives (1)	466	326	84
International medical cannabis net revenue	15,891	8,622	6,458
Total medical cannabis net revenue	40,984	35,022	33,255

Consumer cannabis net revenue
Dried cannabis	14,062	14,062	25,424
Cannabis derivatives (1)	5,791	6,194	9,699
Net revenue provisions	(729)	(742)	(785)
Total consumer cannabis net revenue	19,124	19,514	34,338

Wholesale bulk cannabis net revenue
Dried cannabis	-	289	-
Wholesale bulk cannabis net revenue	-	289	-

Total net revenue	60,108	54,825	67,593
(1)	Cannabis derivative net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles, vaporizer net revenue and U.S. CBD product sales.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for more information about the divestitures.

Medical Cannabis Net Revenue

For the three months ended September 30, 2021, the Company’s medical cannabis net revenue increased by $7.7 million as compared to the same period in the prior year. The increase was attributable to our international medical cannabis sales which generated an increase of $9.4 million, or 146%, in net revenue, of which $7.9 million is attributed sales generated from our Israel supply agreement. Excluding the impact of Israel sales, our medical cannabis net revenue would have been consistent with the same period in prior year.

For the three months ended September 30, 2021, the Company’s medical cannabis net revenue increased by $6.0 million, or 17%, as compared to the prior quarter. The increase is primarily attributable to the $7.9 million Israel sales mentioned above, offset by a $1.3 million decrease in Canadian cannabis sales mainly due to a 2% decrease in average net selling price, while kilograms sold remained consistent quarter over quarter.

Consumer Cannabis Net Revenue

During the three months ended September 30, 2021, consumer cannabis net revenue decreased by $15.2 million, or 44%, as compared to the same period in the prior year. The decrease was primarily attributed to:

•	reduced orders from the provinces in Canada in response to slower demand in the consumer market, which reflects the impacts of COVID-19 and began impacting our revenues in Q3 2021;
•	the Company initiated product swap, where we pro-actively pulled low-potency product back from certain provincial distributors to open room for the higher potency and quality flower that the Company is now producing (the “Product Swap”). The Product Swap was completed during the three months ended June 30, 2021 which resulted in a temporary decline of orders from the provinces in Canada as they work through these higher quality products;
•	a decrease of $5.7 in million net revenue from Daily Special flower which were launched during the period ended March 31, 2020. The Company has since revised its business strategy to focus on core and premium brands, reducing Daily Special sales which yields lower net selling prices and margins.
9	| AURORA CANNABIS INC.	Q1 2022 MD&A

During the three months ended September 30, 2021, consumer cannabis net revenue remained relatively consistent with a slight decrease of $0.4 million compared to the prior quarter. The decline is largely due to a decrease of 44 kilograms sold and a 1% decrease in the average net selling price per gram and gram equivalent of consumer cannabis.

Wholesale Bulk Cannabis Net Revenue

The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are deemed appropriate by the Company. During the three months ended September 30, 2021, the Company realized nil (three months ended June 30, 2021 and September 30, 2020 - $0.3 million and nil, respectively) of wholesale bulk cannabis net revenue.

Cost of Sales and Gross Margin

	Three months ended
($ thousands)	September 30, 2021	June 30, 2021	September 30, 2020 (1)(2)
Net revenue	60,108	54,825	67,593
Cost of sales	(33,363)	(37,615)	(45,448)
Gross profit before FV adjustments (3)	26,745	17,210	22,145
Changes in fair value of inventory sold	(12,642)	(20,111)	(18,662)
Unrealized gain on changes in fair value of biological assets	11,345	15,546	31,537
Gross profit	25,448	12,645	35,020
Gross margin	42%	23%	52%

(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further details.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for additional information.
(3)	Gross profit (loss) before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.

During the three months ended September 30, 2021, gross profit decreased by $9.6 million, or 27%, as compared to the same period in the prior year. The decrease was primarily driven by a $14.2 million decrease in charges from changes in fair value of inventory sold and unrealized gains on biological assets, offset by a $4.6 million increase in gross profit before fair value adjustments which includes the impact of a $7.2 million decrease in inventory impairment as compared to the prior year.

During the three months ended September 30, 2021, gross profit increased by $12.8 million, or 101%, as compared to the prior quarter. The increase was primarily driven by: (i) $4.8 million cash inventory impairment recovery recognized in current period cost of sales; (ii) a $5.3 million increase in total net revenue driven from our Israel sales which generated gross margins of 66%; and (iii) $3.3 million in changes in fair value of inventory sold and unrealized gains on biological assets.

10	| AURORA CANNABIS INC.	Q1 2022 MD&A

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Total
Three months ended September 30, 2021
Gross revenue	43,910	26,016	-	69,926
Excise taxes	(2,926)	(6,892)	-	(9,818)
Net revenue	40,984	19,124	-	60,108
Cost of sales	(17,810)	(15,553)	-	(33,363)
Gross profit (loss) before FV adjustments (1)	23,174	3,571	-	26,745
Depreciation	4,425	4,835	-	9,260
Inventory impairment and out-of-period adjustments in cost of sales (4)	(1,165)	(2,353)	-	(3,518)
Adjusted gross profit (loss) before FV adjustments (1)	26,434	6,053	-	32,487
Adjusted gross margin before FV adjustments (1)	64%	32%	-%	54%

Three months ended June 30, 2021
Gross revenue	38,076	26,037	289	64,402
Excise taxes	(3,054)	(6,523)	-	(9,577)
Out-of-period revenue adjustments (4)	-	908	-	908
Net revenue	35,022	20,422	289	55,733
Cost of sales	(17,558)	(19,726)	(331)	(37,615)
Gross profit (loss) before FV adjustments (1)	17,464	696	(42)	18,118
Depreciation	5,245	3,587	40	8,872
Inventory impairment and out-of-period adjustments in cost of sales (4)	919	1,803	-	2,722
Adjusted gross profit (loss) before FV adjustments (1)	23,628	6,086	(2)	29,712
Adjusted gross margin before FV adjustments (1)	67%	30%	(1)%	53%

Three months ended September 30, 2020 (2)(3)
Gross revenue	36,313	46,134	-	82,447
Excise taxes	(3,058)	(11,796)	-	(14,854)
Out-of-period revenue adjustments (4)	-	(334)	-	(334)
Net revenue	33,255	34,004	-	67,259
Cost of sales	(18,613)	(26,835)	-	(45,448)
Gross profit before FV adjustments (1)	14,642	7,169	-	21,811
Depreciation	3,376	5,125	-	8,501
Inventory impairment and out-of-period adjustments in cost of sales (4)	453	1,653	-	2,106
Adjusted gross profit before FV adjustments (1)	18,471	13,947	-	32,418
Adjusted gross margin before FV adjustments (1)	56%	41%	-%	48%
(1)	These terms are non-GAAP measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(3)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for more information about the divestiture.
(4)	Included in out-of-period adjustments is $1.3 million related to prior year bonus accruals (Q4 2021 - $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue, $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, offset by $0.3 million reallocated bonus accruals recognized in the current period; Q1 2021 - $0.3 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue and $0.3 million reallocated bonus accruals recognized in the current period).

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 64% for the three months ended September 30, 2021 as compared to 56% for same period of the prior year. The increase in adjusted gross margin before FV adjustments was primarily a result of (i) a 19% increase in medical sales mix attributed to our international sales, which yield higher margins, from 19% in Q1 2021 to 39% in Q1 2022; (ii) a reduction in production costs associated with the closure of non-core facilities as part of our business transformation plan; offset by (iii) $1.7 million of under absorbed production costs for our core facilities as the Company executes on its plan to consolidate its manufacturing at the River facility and align production with market demand.

11	| AURORA CANNABIS INC.	Q1 2022 MD&A

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 64% for the three months ended September 30, 2021 as compared to 67% for the prior quarter. The decrease in adjusted gross margin before FV adjustments is primarily attributable to a $0.9 million increase in production costs at the Nordic facility while production volumes remained consistent, offset by $7.9 million in Israel sales which generated gross margins of 66%.

The Company does not pass the cost of excise taxes onto medical patients. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 3% for the three months ended September 30, 2021 (three months ended June 30, 2021 and September 30, 2020 - 3% and 3%, respectively). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 67%, 70% and 59% for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue was 32% for the three months ended September 30, 2021 as compared to 41% in the same period in the prior year. Although our Daily Special discount flower revenue decreased by $5.7 million, Daily Special sales as a percentage of our total consumer dried cannabis sales increased by 8% as a result of Daily Special pre-rolls launched in the current period to utilize excess inventory. Additionally, production costs on a per unit basis increased as the Company scales back production to align with market demand, reducing economies of scale when compared to the same period in prior year.

Adjusted gross margin before FV adjustments on consumer cannabis net revenue was 32% for the three months ended September 30, 2021, consistent with 30% in the prior quarter. The increase was primarily a result of an overall decrease in production costs consistent with our operational cost efficiency plan initially announced in May 2021, offset by a 3% increase in consumer dried cannabis sales mix attributed to our Daily Special discount brand from the launch of pre-rolls as mentioned above.

Wholesale Bulk Cannabis Gross Margin

During the three months ended June 30, 2021, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

Operating Expenses

	Three months ended
($ thousands)	September 30, 2021	June 30, 2021	September 30, 2020 (1)
General and administration	30,305	34,004	29,094
Sales and marketing	15,455	12,898	14,994
Acquisition costs	175	4,657	1,104
Research and development	3,671	3,034	2,583
Depreciation and amortization	12,370	14,084	13,948
Share-based compensation	2,847	2,162	6,861
(1)	As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for more information about the divestiture.

General and administration (“G&A”)

During the three months ended September 30, 2021, G&A expenses increased by $1.2 million as compared to the same period in the prior year. Included in G&A is $4.8 million in restructuring, severance and prior year bonus accruals (three months ended September 30, 2020 - $4.1 million). Excluding these impacts, G&A for the three months ended September 30, 2021 and September 30, 2020 would have been $25.5 million and $25.0 million, respectively, and consistent with the prior year. Management continues to control spending in connection with its business transformation plan.

During the three months ended September 30, 2021, G&A expenses decreased by $3.7 million as compared to the prior quarter. Included in G&A is $4.8 million in restructuring, severance and prior year bonus accruals (three months ended June 30, 2020 - $4.3 million). Excluding these impacts, G&A for the three months ended September 30, 2021 and June 30, 2020 would have been $25.5 million and $29.7 million, respectively, a decrease of $4.2 million from the prior quarter. The decrease was primarily due to a $3.0 million fiscal year 2021 reclassification from sales and marketing to G&A recognized in Q4 2021 identified as part of our period end reconciliations.

12	| AURORA CANNABIS INC.	Q1 2022 MD&A

Sales and marketing (“S&M”)

During the three months ended September 30, 2021, S&M increased by $0.5 million compared to the same period in the prior year. Included in S&M is $0.6 million in prior year bonus accruals (three months ended September 30, 2020 - nil). Excluding these impacts, S&M for the three months ended September 30, 2021 and September 30, 2020 would have been $14.8 million and $15.0 million, respectively, and consistent with the prior year. Management continues to control spending in connection with its business transformation plan.

During the three months ended September 30, 2021, S&M expenses increased by $2.6 million as compared to the prior quarter. Included in S&M is $0.6 million in prior year bonus accruals (three months ended June 30, 2020 - $0.2 million). Excluding these impacts, S&M for the three months ended September 30, 2021 and June 30, 2020 would have been $14.8 million and $13.1 million, respectively. The $1.7 million increase from the prior quarter was primarily due to the $3.0 million fiscal year 2021 reclassification from S&M to G&A recognized in Q4 2021 identified as part of our period end reconciliations.

Research and development (“R&D”)

During the three months ended September 30, 2021, R&D expenses increased by $1.1 million as compared to the same period in the prior year. The increase was primarily due to an increase of $0.7 million related to period reconciliation adjustments and $0.3 million in payroll expenses.

During the three months ended September 30, 2021, R&D expenses increased slightly by $0.6 million and remained relatively consistent as compared to the prior quarter.

Depreciation and amortization

Depreciation and amortization expense for the three months ended September 30, 2021 decreased by $1.6 million as compared to the same period in the prior year. The decrease was primarily due to the impairment in property, plant and equipment and definite life intangible assets recorded subsequent to September 30, 2020.

Depreciation and amortization expense for the three months ended September 30, 2021 decreased by $1.7 million as compared to the prior quarter. The decrease was primarily due to $1.0 million attributed to a reduction in the cost basis of depreciable assets from Q4 2021, $0.5 million reduction due to the sublease of certain premises resulting in the recognition of right-of-use assets, and $0.2 million reduction from the sale of a production facility.

Share-based compensation

During the three months ended September 30, 2021, share-based compensation expense decreased by $4.0 million as compared to the same period in the prior year. The decrease was primarily due to the headcount reduction from our business transformation plan, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in prior years, and a reduction in the fair value of new options issued. The decline in fair value is directly attributable to the decline in the Company’s stock price.

During the three months ended September 30, 2021, share-based compensation expense increased by $0.7 million and remained relatively consistent as compared to the prior quarter.

Other income (expense)

For the three months ended September 30, 2021, other income was $27.3 million and consisted mainly of (i) $40.3 million unrealized fair value gains on derivative liabilities; (ii) $14.4 million income from government grants; (iii) $1.3 million gains on the disposal of property, plant and equipment and assets held for sale; offset by (iv) $15.3 million finance and other costs; (v) $9.1 million loss on extinguishment of a derivative investment; (vi) $4.6 million unrealized fair value losses on derivative investments; and (vii) $1.3 million restructuring charges.

Refer to Notes 7(b), 14 and 16(c) of the Financial Statements for the three months ended September 30, 2021 for a summary of the Company’s derivative investments, convertible debentures, and share purchase warrants, respectively.

13	| AURORA CANNABIS INC.	Q1 2022 MD&A

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended
	September 30, 2021	June 30, 2021	September 30, 2020 (1)(2)
Net income (loss) from continuing operations	(11,884)	(133,969)	(98,661)
Finance costs	15,340	15,973	14,624
Interest income	(451)	(1,295)	(937)
Income tax expense (recovery)	(208)	(9,970)	611
Depreciation and amortization	21,630	22,956	22,449
EBITDA	24,427	(106,305)	(61,914)
Changes in fair value of inventory sold	12,642	20,111	18,662
Unrealized gain on changes in fair value of biological assets	(11,345)	(15,546)	(31,537)
Share-based compensation	2,847	2,162	6,861
Acquisition costs	175	4,657	1,104
Foreign exchange loss (gain)	(448)	3,248	(7,427)
Share of loss from investment in associates	733	10	373
Canada Emergency Wage Subsidy (“CEWS”) grant income	(14,412)	(4,119)	-
Losses (gains) on financial instruments (3)	(26,603)	(12,640)	7,366
Losses (gains) on deemed disposal of significant influence investment	-	-	1,443
Gains (losses) on disposal of assets held for sale and property, plant, and equipment	(1,344)	(9,685)	922
Restructuring charges	1,333	-	210
Out-of-period adjustments (4)	4,699	(397)	(657)
Impairment of deposit, inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	(4,808)	98,785	6,470
Adjusted EBITDA (5)	(12,104)	(19,719)	(58,124)
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021 for more information about the divestiture. During the three months ended September 30, 2020, Hempco and AHE incurred an EBITDA loss of $0.5 million and $0.5 million, respectively.
(3)	Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on extinguishment of derivative investment, and (gain) loss on the modification of debt. Refer to Note 19 of the Financial Statements.
(4)	Included in out-of-period adjustments in Q1 2022 is $6.3 million expenses related to the prior year employee bonuses offset by $1.6 million other gains related to prior periods identified through our period end reconciliations (Q4 2021 - (i) a $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations; (ii) a $0.9 million out-of-period 2021 revenue adjustment to reclassify prior period rebates against net revenue; offset by (iii) $1.4 million expenses incurred in Q1 2022 related to 2021 employee bonuses; and (iv) a $5.4 million other gain related to prior periods identified through our period end reconciliations).
(5)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Included in the three months ended September 30, 2021 Adjusted EBITDA loss is $0.6 million (three months ended June 30, 2021 and September 30, 2020 - $4.2 million and $47.4 million, respectively) legal contract termination fees, restructuring charges and severance associated with the business transformation plan, and revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces. Excluding these impacts, Adjusted EBITDA loss is $11.5 million, $15.5 million and $10.7 million for the three months ended September 30, 2021, June 30, 2021, and September 30, 2020, respectively.

Adjusted EBITDA loss improved by $46.0 million, or 79%, for the three months ended September 30, 2021 as compared to the same period in the prior year. Excluding the $0.6 million (September 30, 2020 - $47.4 million) severance, restructuring, legal settlement charges and product swap revenue provisions noted above, Adjusted EBITDA loss would have been $11.5 million, consistent with $10.7 million in the prior year.

Adjusted EBITDA loss improved by $7.6 million, or 39%, for the three months ended September 30, 2021 as compared to the prior quarter. Excluding the $0.6 million (June 30, 2021 - $4.2 million) severance, restructuring, legal settlement charges and product swap revenue provisions noted above, Adjusted EBITDA loss would have been $11.5 million, a decrease of $4.0 million from $15.5 million in the prior quarter. The decrease is Adjusted EBITDA loss is primarily attributable to a $2.8 million increase in adjusted gross profit before fair value adjustments, excluding the impacts of cost of sales depreciation, inventory impairment and out-of-period adjustments described previously.

14	| AURORA CANNABIS INC.	Q1 2022 MD&A

Liquidity and Capital Resources

($ thousands)	September 30, 2021	June 30, 2021
Cash and cash equivalents	372,791	421,457
Marketable securities	2,482	3,751

Working capital	532,612	549,517
Total assets	2,560,316	2,604,731
Total non-current liabilities	414,950	450,656

Capitalization
Convertible notes	339,551	327,931
Lease liabilities	67,225	71,619
Total debt	406,776	399,550
Total equity	2,024,972	2,037,700
Total capitalization	2,431,748	2,437,250

During the three months ended September 30, 2021, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and working capital. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of September 30, 2021, the Company has access to the following capital resources available to fund operations and obligations:

•	$372.8 million cash and cash equivalents; and
•	US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities, including US$300 million available securities for sale under the 2021 ATM program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Equity Financings

On March 30, 2021, the Company filed a 2021 Shelf Prospectus in Canada and a corresponding 2021 Registration Statement with the SEC in the U.S. The 2021 Shelf Prospectus and the 2021 Registration Statement allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of September 30, 2021, all US$1.0 billion remains available for use.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three months ended September 30, 2021 and the comparative periods:

($ thousands)	Three months ended
	September 30, 2021	September 30, 2020 (1)
Cash used in operating activities	(22,672)	(109,273)
Cash provided by (used in) investing activities	359	(16,015)
Cash used in financing activities	(33,751)	96,071
Effect of foreign exchange	7,398	716
Decrease in cash and cash equivalents	(48,666)	(28,501)
(1)	Amounts have been recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.

Cash used in operating activities for the three months ended September 30, 2021 decreased by $86.6 million as compared to the same period in the prior year. The decrease was primarily due to (i) $47.4 million in Q1 2021 severance, restructuring, and legal settlement charges; (ii) a $6.9 million decrease in cash cost of sales excluding the non-cash impacts of depreciation, impairment and out-of-period charges; and (iii) $21.3 million changes in non-cash working capital over prior year. The decrease in non-cash working capital over prior year was mainly driven by (i) a $13.6 million decrease in accounts receivable; (ii) a $3.8 million increase in deferred revenue; and (iii) a $4.0 million decrease in biological assets and inventory, which includes the impact of the Q1 2022 $4.8 million inventory impairment recovery and Q1 2021 $2.4 million inventory impairment charges.

15	| AURORA CANNABIS INC.	Q1 2022 MD&A

Cash used in investing activities for the three months ended September 30, 2021 decreased by $16.4 million as compared to the same period in the prior year. The decrease was primarily due to (i) a $11.7 million decrease in property, plant and equipment expenditures; (ii) a $6.7 million increase in proceeds from disposal of property, plant and equipment; offset by (iii) a $2.3 million increase in cash advanced for loans receivable.

Cash provided by financing activities for the three months ended September 30, 2021 decreased by $129.8 million as compared to the same period in the prior year. The decrease was primarily due to (i) a $114.4 million decrease in cash generated from equity financings; (ii) a $32.1 million increase in restricted cash; offset by (iii) a $16.3 million decrease in the repayment of long term loans as the Company fully settled its BMO Credit Facility in the prior fiscal year.

Capital Expenditures

The Company’s major capital expenditures for the three months ended September 30, 2021 primarily consisted of construction activities at its German production facility and enhancements at existing core facilities. We are simplifying our network and focusing on our core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term. During the three months ended September 30, 2021, capital expenditures including intangible assets was $4.1 million, offset by $7.2 million proceeds from disposals. Additionally, the Company has applied for a $9.4 million grant related to the Company’s co-generation project at the Aurora River facility to offset capital expenditures, of which $3.6 million was received in Q4 2021.

Contractual Obligations

As at September 30, 2021, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	54,552	54,552	-	-	-
Convertible notes and interest (1)	500,005	24,176	475,829	-	-
Lease liabilities (2)	121,707	9,997	26,233	20,966	64,511
Contingent consideration payable (3)	32,103	32,103	-	-	-
Capital commitments (4)	1,398	1,398	-	-	-
Purchase commitments (5)	7,575	2,066	4,132	1,377	-
Business acquisition retention payments	4,911	1,726	3,185	-	-
Total contractual obligations	722,251	126,018	509,379	22,343	64,511
(1)	Assumes the principal balance outstanding at September 30, 2021 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Includes $0.1 million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021. The second amended complaint makes new allegations pertaining to certain financial misrepresentation and improper revenue recognition by the Company, which allegations the Company is reviewing in preparing for its response to the second amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

16	| AURORA CANNABIS INC.	Q1 2022 MD&A

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of September 30, 2021 (June 30, 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Lead plaintiff and lead counsel have been appointed and the Company is awaiting filing of their amended complaint. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at September 30, 2021 (June 30, 2021 - nil). On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims.

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of September 30, 2021 (June 30, 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.7 million letters of credit outstanding with BMO. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

17	| AURORA CANNABIS INC.	Q1 2022 MD&A

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended
($ thousands)	September 30, 2021	September 30, 2020
Short-term employment benefits (1)	1,882	1,601
Long-term employment benefits	16	-
Termination benefits	-	450
Directors’ fees (2)	80	149
Share-based compensation (3)	2,408	3,242
Total management compensation (4)	4,386	5,442
(1)	Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 17 of the Financial Statements).
(4)	As of September 30, 2021, $1.7 million is payable or accrued for key management compensation (June 30, 2021 - $0.8 million).

The following is a summary of the significant transactions with related parties:

	Three months ended
($ thousands)	September 30, 2021	September 30, 2020
Production costs (1)	572	1,258

(1)	Production costs incurred with (i) Capcium Inc. (“Capcium”), a company in which Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company Auralux Enterprises Ltd (“Auralux”). Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).

During the three months ended September 30, 2020, the Company sold AHE to the subsidiary’s President and former owner.

The following amounts were receivable from (payable to) related parties:

($ thousands)	September 30, 2021	June 30, 2021
Equipment loan receivable from investments in associates (1)	10,369	10,096
Debenture and interest receivable from investment in associate (2)	6,097	17,170
Production costs with investments in associates (3)(4)	31	-
	16,497	27,266
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Represents the $6.0 million secured convertible debenture in Choom Holdings Inc. (“Choom”) plus interest receivable bearing interest at 7.0% per annum and maturing on December 23, 2024. Balance at June 30, 2021 represents the $20.0 million unsecured convertible debenture in Choom plus interest receivable, bearing interest at 6.5% per annum and was to mature on November 2, 2022. Refer to Note 6(e) of the Financial Statements for further details.
(3)	Production costs incurred with (i) Capcium Inc., a company that manufactures our softgels and in which Aurora holds significant influence; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during each calendar year from 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by the cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum purchase quantity will be met for calendar year 2021 and as a result, no provision was recognized as of September 30, 2020 (June 30, 2021 - nil)..
(4)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

18	| AURORA CANNABIS INC.	Q1 2022 MD&A

Other than the estimates used in restructuring provisions (Note 3 in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the three months ended September 30, 2021. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2021.

Change in Accounting Policy and Estimates

New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

Change in Estimates

Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the fair value less costs to sell (“FVLCS”). In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the annual consolidated financial statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in these condensed consolidated interim financial statements. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended September 30, 2020, prior to the impact of discontinued operations:

	Three months ended September 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	Three months ended September 30, 2020 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	43,294	2,638	45,932
Gross profit (loss) before fair value adjustments	24,518	(2,638)	21,880

Changes in fair value of inventory sold	3,304	15,358	18,662
Unrealized gain on changes in fair value of biological assets	(5,407)	(26,130)	(31,537)
Gross loss	26,621	8,134	34,755

Deferred tax recovery	718	-	718

Net loss from continuing operations	(107,160)	8,134	(99,026)
Net loss attributable to Aurora shareholders	(108,062)	8,134	(99,928)
Loss per share (basic and diluted)	($0.92)	$0.07	($0.85)

The following is a summary of the impacts to the statement of cash flows for the three months ended September 30, 2020:

	Three months ended September 30, 2020 As previously reported	Biological Assets and Inventory Adjustments	Three months ended September 30, 2020 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(5,407)	(26,130)	(31,537)
Changes in fair value of inventory sold	3,304	15,358	18,662
Deferred tax recovery	611	-	611
Changes in non-cash working capital	(35,951)	2,638	(33,313)
Net cash used in operating activities	(108,531)	-	(108,531)

19	| AURORA CANNABIS INC.	Q1 2022 MD&A

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

20	| AURORA CANNABIS INC.	Q1 2022 MD&A

Summary of Financial Instruments

The carrying values of the financial instruments at September 30, 2021 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	372,791	-	-	372,791
Restricted cash	51,510	-	-	51,510
Accounts receivable, excluding sales taxes receivable	51,773	-	-	51,773
Marketable securities	-	-	2,482	2,482
Derivatives	-	42,479	-	42,479
Loans receivable	12,945	-	-	12,945
Lease receivable	5,245	-	-	5,245
Financial Liabilities
Accounts payable and accrued liabilities	54,552	-	-	54,552
Convertible debentures (1)	339,551	-	-	339,551
Contingent consideration payable	-	377	-	377
Other current liabilities	12,160	-	-	12,160
Lease liabilities	67,225	-	-	67,225
Derivative liability	-	51,590	-	51,590
Other long-term liabilities	113	-	-	113
(1)	The fair value of convertible debentures includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at September 30, 2021:

($ thousands)	Level 1	Level 2	Level 3	Total
As at September 30, 2021
Marketable securities (1)	2,482	-	-	2,482
Derivative assets (1)	-	25,515	16,964	42,479
Contingent consideration payable	-	-	377	377
Derivative liability (2)	50,271	1,319	-	51,590

As at June 30, 2021
Marketable securities	3,751	-	-	3,751
Derivative assets	-	42,477	16,905	59,382
Contingent consideration payable	-	-	374	374
Derivative liability	88,860	3,079	-	91,939
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three months ended September 30, 2021, refer to Notes 7(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three months ended September 30, 2021, refer to Note 14 and Note 16(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

21	| AURORA CANNABIS INC.	Q1 2022 MD&A

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $32.1 are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of September 30, 2021, $6.7 million of accounts receivable are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of September 30, 2021, the Company recognized a $4.9 million provision for expected credit losses (June 30, 2021 - $5.4 million).

The Company’s aging of trade receivables was as follows:

($ thousands)	September 30, 2021	June 30, 2021

0 - 60 days	23,039	36,195
61+ days	8,098	5,835
	31,137	42,030

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at October 31, 2021:

Securities (1)	Units Outstanding
Issued and outstanding common shares	198,228,027
Stock options	4,112,975
Warrants	18,447,389
Restricted share units	1,435,064
Deferred share units	80,815
Performance share units	786,557
Convertible debentures	3,978,138
(1)	Refer to Note 14 “Convertible Debentures”, Note 16 “Share Capital” and Note 17 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

22	| AURORA CANNABIS INC.	Q1 2022 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q1 2022	Q4 2021	Q3 2021 (1)(2)	Q2 2021 (1)(2)
Financial Results
Net revenue (2)	$60,108	$54,825	$55,161	$67,673
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	54%	53%	43%	43%
Loss from continuing operations attributable to common shareholders	($11,884)	($133,969)	($160,625)	($300,222)
(Loss) earnings from discontinued operations attributable to common shareholders	$ -	($1,179)	$ -	$2,298
Loss attributable to common shareholders	($11,884)	($135,148)	($160,625)	($297,924)
Basic and diluted loss per share from continuing operations	($0.06)	($0.68)	($0.83)	($1.79)
Basic and diluted loss per share	($0.06)	($0.68)	($0.83)	($1.77)

Balance Sheet
Working capital	$532,612	$549,517	$646,310	$592,519
Cannabis inventory and biological assets (4)	$139,103	$120,297	$102,637	$179,275
Total assets	$2,560,316	$2,604,731	$2,839,155	$2,829,963

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.67	$5.11	$5.00	$4.45
Kilograms sold	12,484	11,346	13,520	15,253

	Q1 2021 (1)(2)	Q4 2020 (1)(2)	Q3 2020 (1)(2)	Q2 2020 (1)(2)
Financial Results
Net revenue (2)	$67,593	$68,426	$72,217	$54,679
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	48%	49%	41%	44%
Loss from continuing operations attributable to common shareholders	($97,197)	($1,839,435)	($131,188)	($1,286,761)
Loss from discontinued operations attributable to common shareholders	($2,731)	($15,721)	($16,965)	($11,763)
Loss attributable to common shareholders	($99,928)	($1,855,156)	($148,153)	($1,298,524)
Basic and diluted loss per share from continuing operations	($0.83)	($16.52)	($1.31)	($14.18)
Basic and diluted loss per share	($0.85)	($16.66)	($1.48)	($14.31)

Balance Sheet
Working capital	$206,335	$145,258	$416,108	$398,665
Cannabis inventory and biological assets (4)	$171,086	$135,973	$212,782	$199,463
Total assets	$2,762,181	$2,779,921	$4,685,952	$4,654,641

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$3.86	$3.60	$4.64	$5.21
Kilograms sold	16,139	16,748	12,729	9,501
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on discontinued operations, refer to Note 12(b) of the Financial Statements and Note 12(b) of the annual audited consolidated financial statements for the year ended June 30, 2021. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section above.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

23	| AURORA CANNABIS INC.	Q1 2022 MD&A

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.
•	Our business is reliant on the good standing of our licenses.
•	Our Canadian licenses are reliant on our established sites.
•	We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•	Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•	Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•	We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•	Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•	We may not be able to realize our growth targets.
•	The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•	Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•	Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•	We may not be able to successfully develop new products or find a market for their sale.
•	As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•	Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•	The cannabis business may be subject to unfavorable publicity or consumer perception.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•	There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•	We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•	Our success will depend on attracting and retaining key personnel.
•	Certain of our directors and officers may have conflicts of interests due to other business relationships.
•	Future execution efforts may not be successful.
•	We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•	Our business may be affected by political and economic instability.
•	We rely on international advisors and consultants in foreign jurisdictions.
•	Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•	We may be subject to uninsured or uninsurable risks.
•	We may be subject to product liability claims.
•	Our cannabis products may be subject to recalls for a variety of reasons.
•	We may become party to litigation, mediation, and/or arbitration from time to time.
•	The transportation of our products is subject to security risks and disruptions.
•	Our business is subject to the risks inherent in agricultural operations.
•	Our operations are subject to various environmental and employee health and safety regulations.
•	Climate change may have an adverse effect on demand for our products or on our operations.
•	We may not be able to protect our intellectual property.
•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•	We may be subject to risks related to our information technology systems, including cyber-attacks.
•	We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•	As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•	The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•	Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•	Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•	The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•	There is no assurance we will continue to meet the listing standards of the NASDAQ and the TSX.
•	Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.
•	We are a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.
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•	We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic issuers.
•	Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•	Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•	Our business may be subject to disruptions as a result of the COVID-19 pandemic.
•	Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.
•	The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•	Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.
•	We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

For additional information regarding the risks that the Company is exposed to, refer to the disclosures provided under the heading “Risk Factors” in the Company’s AIF dated September 27, 2021, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2021. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that, as a result of the material weaknesses in the Company’s internal control described in our Annual MD&A for the year ended June 30, 2021, as of such date, the Company’s DCP were not effective.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-5(f) under the Exchange Act) during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	expectations regarding production capacity, costs and yields;
•	statements made under the heading “Our Strategy”;
•	statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•	the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability;
•	planned cost efficiencies, including the execution of the Company’s costs savings plan, including, but not limited to, asset consolidation, supply chain efficiency and other reductions in SG&A expenses;
•	expectations related to the development and legalization of adult recreational markets;
•	growth opportunities, including the expansion into additional international adult recreational markets;
•	the recovery of the Company’s domestic adult recreational segment;
•	the continued supply of product into Israel and associated revenue;
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•	product portfolio and innovation, and associated revenue growth;
•	future strategic plans including, but not limited to, M&A in the United States;
•	competitive advantages and strengths of medical and regulatory expertise;
•	licensing of genetic innovations to other Licensed Producers and associated revenue growth;
•	expectations regarding biosynthetic production and associated intellectual property; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
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•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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